Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
SECOND QUARTER AND FIRST HALF
2014 RESULTS

Santiago, Chile, August 27th, 2014 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the second quarter 2014 ended June 30th, 2014. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30th, 2014 (US$1.00 = Ch$550.6).

Highlights 2Q2014 v. 2Q2013

●	Total sales increased by 29.6%, to Ch$ 142,857 million in the quarter.
●	Total volume sales increased 19.1%.
●	Bottled export markets sales in Chilean pesos increased 50.1%.
●	Bottled export price increased 2.4% in US$.
●	Bottled domestic sales in Chile increased 9.0% totaling Ch$ 24,950 million, where wines and new business registered a high one digit growths.
●	Trivento’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 3.7% totaling Ch$6,957 million.
●	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) decreased 3.5% totaling Ch$14,379 million. Export sales registered an increase of 25.6%.
●	Net income increased 164.7% to Ch$9,216 million.
●	Operating Income plus depreciation and amortization increased 155.1% to Ch$19,141 million, this figure over sales was 13.4%.

Highlights 6M2014 v. 6M2013

●	Total sales increased 27.8% to Ch$ 257,201 million in 2014.
●	Bottled export markets sales in Chilean pesos increased 42.0%.
●	Bottled export price increased 2.6% in US$.
●	Bottled sales in Chile increased 15.7% totaling Ch$46,615 million, Domestic sales of new business (liquor, beer and others) represented 42.0% of total bottled domestic sales.
●	Trivento’s wine shipments (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 6.1% totaling Ch$12,333 million.
●	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 5.7% totaling Ch$28,880 million.
●	Net income increased 106.2% to Ch$17,998 million.
●	Operating Income plus depreciation and amortization increased 103.1% to Ch$35,039 million, this figure over sales was 13.6%.

Summary

In the second quarter of 2014, the net sales increased by 29.6% totaling Ch$142,857 million, mainly due to a major commercialized volume and higher average price in export markets. It’s important to remark that in the second quarter of last year we faced 44 days of strike in our production facilities in Santiago. The strike impacted our sales, costs, margins, among others, setting a lower comparison base for this quarter.

In the second quarter, bottled sales increased 31.3% in value reaching Ch$140,687 million and 19.1% in volume totaling 8.8 million of nine liter cases. The increase was driven by Export Markets which increased 50.1% in value to Ch$98,580 million and 28.1% in volume, exporting 5.6 million of nine liter cases. Export market sales have been increasing at higher and steady rates, in terms of value, volume and average sale price. This growth in sales was also benefited by a higher exchange rate of Chilean pesos against most of the currencies that we are exposed.

Fetzer’s total wine sales to third parties (not including shipments to distribution subsidiaries) in Chilean pesos decreased 9.0% during the second quarter of 2014. The decrease in sales was driven by a lower average sales price (export and domestic markets, in US$ dollars) and volume in domestic sales. The negative impact was partially compensated by a higher exchange rate during the quarter.

In the quarter, argentine total wine sales to third parties (not including shipments to distribution subsidiaries) decreased 1.3% in value and 15.0% in volume. The drop in sales is a resultant of a combined effect of an increase in export sales of 34.8% and a decrease in domestic market of 63.7%, in terms of value. In terms of volume, export sales registered a growth of 17.5%; conversely the domestic market registered a drop of 59.9%.

In the quarter, the operating income plus depreciation and amortization increased 155.1% to Ch$19,141 million. The higher result is explained by four factors: the first one is a higher commercialized volume (19.1%); the second one is a lower cost of sales as percentage over sales, mainly explained for the lower cost of wine; the third factor corresponds to a higher average sales price, mainly in Chilean export markets; and the last one corresponds to a higher exchange rate that we’ve been facing since the second half of 2013 (Chilean peso has been depreciated against the currencies that we trade). In the second quarter, the Chilean peso depreciated against the US dollar by 14.4%, Sterling Pound by 25.4%, Euro by 20.2% and Brazilian Real by 6.0%. On the other hand, the SG&A registered an increase of 16.6% due to higher distribution costs carried out by the distribution subsidiaries in the export markets. In terms of percentage over sales, the SG&A dropped by 297 base points in comparison to the second quarter of 2013.

In the second quarter of 2014, the net income attributable to owners of the company increased 164.7% to Ch$9,216 million due to the effects above mentioned.

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Second Quarter 2014 Results

Total Revenues

Company revenues increased 29.6% totaling Ch$142,857 million in the second quarter, as a resultant of increases in Export Sales (Chile & Argentina) and Chilean Domestic Market (Wine & New Business).

Table 1

Total Sales

Total Sales(*) (in Ch$ million)		2Q14	2Q13	Change (%)	6M 2014	6M 2013	Change (%)
Chile Domestic Market - wine		15,692	14,338	9.4%	27,060	25,895	4.5%
Chile Domestic Market - new business		9,259	8,548	8.3%	19,572	14,397	35.9%
Export markets(¹)		99,008	65,915	50.2%	172,909	121,297	42.5%
Argentina Domestic		709	1,952	-63.7%	1,518	2,999	-49.4%
Argentina Exports(²)		4,537	3,366	34.8%	8,188	6,529	25.4%
U.S.A. Domestic		10,976	12,190	-10.0%	22,886	22,384	2.2%
U.S.A. Exports(²)		1,309	1,311	-0.1%	2,754	2,208	24.8%
Other Revenues		1,366	2,625	-47.9%	2,313	5,617	-58.8%
Total Sales		142,857	110,245	29.6%	257,201	201,326	27.8%

Total Volume(*) (thousand liters)		2Q14	2Q13	Change (%)	6M 2014	6M 2013	Change (%)
Chile Domestic Market - wine		17,105	15,014	13.9%	28,947	26,707	8.4%
Chile Domestic Market - New Business		4,809	3,876	24.1%	10,996	7,738	42.1%
Export markets(¹)		50,906	39,522	28.8%	90,357	74,260	21.7%
Argentina Domestic		704	1,756	-59.9%	1,764	2,531	-30.3%
Argentina Exports(²)		2,852	2,426	17.5%	5,031	4,917	2.3%
U.S.A. Domestic		3,977	4,771	-16.7%	8,490	9,152	-7.2%
U.S.A. Exports(²)		452	455	-0.8%	906	787	15.1%
Total Volume		80,804	67,821	19.1%	146,492	126,093	16.2%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	917.4	955.0	-3.9%	935.2	969.6	-3.5%
Export Markets	US$	3.55	3.47	2.4%	3.52	3.43	2.6%
Argentina Domestic	US$	1.93	2.69	-28.1%	2.00	2.75	-27.2%
Argentina Exports	US$	3.15	3.14	0.2%	3.18	3.08	3.5%
U.S.A. Domestic	US$	5.01	5.27	-5.0%	5.09	5.11	-0.5%
U.S.A. Exports	US$	5.23	5.94	-12.0%	5.49	5.85	-6.2%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.
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Export Sales

Bottled export sales from Chile and sales of distribution subsidiaries increased 50.1% to Ch$98,580 million as compared to Ch$65,657 million in 2Q 2013. The increase in sales was driven by a major commercialized volume of 28.1% and higher average export prices of 2.4% in US dollars, in comparison to the same period of last year. Stands out, the impact of the exchange rate in exports sales where the Chilean Peso depreciated against US dollar (14.4%), Sterling Pound (25.4%), Euro (20.2%) and Brazilian Real (6.0%), benefiting Concha y Toro’s incomes which are exposed in approximately 80% to foreign currencies.

Total bottled export sales and volume (including exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 48.5% to Ch$104,242 million and 27.3% to 5,892,739 of nine liter cases, respectively, during the second quarter of 2014.

Graph 1

Total Export Bottled Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

2nd Quarter 2014

All export regions registered considerable growths in volume, leaded by Asia which increased 84.1% its export sales in volume. Europe (25.4%), US (25.1%), Canada (24.8%) and Central America & Caribbean (11.8%) also registered two digits growth in comparison with the same quarter of 2013. Africa & Others (8.5%) and South America (4.4%) registered increases of one digit in the second quarter of 2014.

Domestic Sales, Chile

Total domestic wine sales increased by 9.4% in value totaling Ch$15,692 million, similar trend in terms of volume, where sales registered an increase of 13.9%, totaling 1.9 million of 9 liter cases. The average sale price dropped 3.9%, due to a lower cost of wine registered in the 2013 harvest.

The increase in value reflects major sales in the Premium (22.8%) and Non-Premium (6.5%) segment. In terms of volume, both categories (Premium and Non-Premium) also registered increases of 20.1% and 13.6%, respectively. Premium (and above) categories represented 4.7% of the domestic volume and 20.4% of the domestic bottled wine sales in pesos.

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Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors registered growths of 8.3% totaling Ch$9,259 million in terms of value and 24.1% in terms of volume. The mentioned rise was driven by an increase in beers (40.9%) and non-alcoholics (30.4%), in terms of value.

Argentine Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) decreased 1.3% to Ch$5,246 million as a combined effect of an increase in exports (34.8%) and a decrease in domestic sales (63.7%).

In the second quarter, bottled exports totaled 277 thousand of nine liter cases, representing an increase of 17.8% in volume over 2Q13, while the export price remained stable in comparison to 2Q 2013. The net impact over the export sales is the mentioned increasing of 32.5% in terms of revenue.

Regarding domestic market, in terms of volume, total sales decreased 59.9% in the second quarter of 2014. The average price per liter in US$ terms decreased 28.1% in comparison with the same period of 2013.

U.S.A (Fetzer)

In the second quarter of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) decreased 9.0% totaling Ch$12,286 million, driven by a decrease of sales in domestic market (value and volume).

The export market total sales remained stable in comparison to 2013. The export price registered a decrease of 12%, offset by a higher exchange rate during the second quarter.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 47.9% to Ch$1,366 million, in comparison to the 2Q13.

Cost of Sales

For the quarter, the total cost of sales increased 22.3% to Ch$90,482 million (US$ 164.3 million) from Ch$73,975 million (US$134.4 million) in 2Q13. The cost of sales as a percentage of total sales decreased to 63.3% from 67.1%.

The gross margin increased to 36.7% from 32.9%, due to lower costs of wine, higher volume sales and a higher exchange rate by the depreciation of the Chilean peso against most of the export currencies. Note that the Wine Industry has been recovering pre-earthquake cost of wine levels, which should have a positive impact in Concha y Toro’s results during 2014 and onwards.

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Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 16.6% to Ch$37,959 million (US$68.9 million) in 2Q14 compared to Ch$32,563 million (US$59.1 million) in 2Q13. As a percentage of sales, SG&A decreased to 26.6% from 29.5% in 2Q13.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 288.9% to Ch$14,416 million in 2Q14 compared to Ch$3,707 million in 2Q13. The operating margin as a percentage of sales increased to 10.1% from 3.4% in 2Q13. The mentioned growth is based on major volume sales, a higher exchange rate and a lower cost of wine.

Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered losses of Ch$1,899 million as compared to a gain of Ch$1,387 million in 2Q13, mainly due to a lower Exchange Difference in the same three month period.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 2Q14 was Ch$450 million against the Ch$3,396 million registered in 2Q13.

Financial expenses registered a slightly increase of 1.5% totaling Ch$2,317 million in the quarter, in comparison to the Ch$2,282 million obtained during the same period of 2013.

As of June 30th, 2014, Net Financial Debt (excluding Cash and Cash Equivalent) amounted to Ch$270,094 million, representing an increase of Ch$44,266 million as compared to the Net Financial Debt as of June 30th, 2013.

Net Income and Earnings per Share (EPS)

Net Income substantially increased, totaling Ch$9,216 million. The increase in net income represents a growth of 164.7% in comparison to the 2Q13, which recorded a net profit of Ch$3,482 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$12.3 per share from Ch$4.7 respective to 2Q13.

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First Half 2014 Results

Total Revenues

Company revenues increased 27.8% totaling Ch$257,201 million in the first half of 2014, as a resultant of increases in most of the markets, highlighting the increase in export markets (CL, AR & US).

Export revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 42.0% to Ch$171,710 million in comparison to Ch$120,912 million registered in 2013. The increase was driven by an increase of 19.6% in the commercialized volume, higher exchange rate and average export price. Regarding average prices, export prices increased 2.6% in US dollars. In terms of exchange rate, during the 2014, the Chilean Peso depreciated against US dollar (15.6%), Sterling Pound (24.9%), Euro (20.6%) and Brazilian Real (2.1).

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 41.0% to Ch$182,366 million and 18.8% to 10,367,858 of nine liter cases, during the first half of 2014.

Graph 2

Total Export Bottled Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

First Half 2014

In the first half of 2014, all export regions registered growths in volume, leaded by Asia which increased 45.7% its export sales in volume. Canada (26.0%), Europe (20.2%) and Central America & Caribbean (11.2%) also registered two digits growth in comparison with the same period of 2013. Africa & Others (9.8%), South America (6.5%) and US (5.8%) registered increases of one digit in the first half of 2014.

Domestic Sales, Chile

Total domestic wine sales increased by 4.4% in value totaling Ch$27,043 million, similar trend in terms of volume, where sales registered an increase of 8.3%, totaling 3.2 million of 9 liter cases. The average sale price dropped 3.5%, due to a lower cost of wine registered in the 2013 harvest, which is highly correlated to the price of generic wines.

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The increase in value reflects major sales in the Premium (13.7%) and Non-Premium (2.2%) segment, which reflects the strategy of grow in premium (and above) segments. In terms of volume, both categories (Premium and Non-Premium) also registered increases of 11.4% and 8.1%, respectively. Premium (and above) categories represented 4.9% of the domestic volume and 21.1% of the domestic bottled wine sales in pesos.

Chile Domestic Sales-new business

Domestic sales of new business carried out by the domestic distribution subsidiary Comercial Peumo, including mineral water, premium beer and liquors, totaled Ch$19,572 million. The increase of 35.9% is driven by two digits growth in the distributions of spirits, beer, energy drinks and mineral water.

Argentine Operations

Revenues from our Argentine business (excluding shipments to distribution subsidiaries) slightly increased 1.9% to Ch$9,706 million due to a combined effect of an increase in export sales (25.4%) and a decreased in domestic sales (49.4%). Prices shown different trends, while export price increased by 3.5% in US dollars; domestic price decreased by 27.2% in US dollars. Increase in the average export price is a consequence of the repositioning of the brand in higher price points. In the first half of 2014, Trivento’s exports of bottled wine totaled 498 thousand of nine liter cases, representing an increase of 6.1% in volume in comparison to the same period of 2013.

Domestic bottled wine sales in the Argentine market totaled 142 thousand of nine liter cases, decreasing 42.6% in comparison with the first half of 2013.

U.S.A (Fetzer)

In the first half of 2014, Fetzer’s bottled sales (excluding shipments to distribution subsidiaries) increased 0.6% totaling Ch$24,713 commercializing 967 thousand of nine liter cases.

In terms of volume, during 2014 export sales increased 15.1% and domestic sales decreased 14.6%, respective to the same period of 2013.

Other Revenues

Other revenues decreased 58.8% to Ch$2,313 million in comparison to the first half of 2013.

Cost of Sales

In 2014, the total cost of sales rose 20.8% to Ch$162,531 million from Ch$134,501 million in the 2013. Cost of sales as a percentage of total sales dropped from 66.8% in 2013 to 63.2% in 2014.

Finally, the gross margin reached 34.5% in comparison to the 32.4% registered in the same period of 2013.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 19.7% to Ch$68,723 million. As a percentage over sales, SG&A registered a decrease from 28.5% in 2013 to 26.7% in the first half of this year. The increases of SG&A are mainly related to new foreign subsidiaries that have started their operations since 2008, in order to have the necessary structure that will support the future growth of the Company.

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Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 175.8% to Ch$25,947 million compared to the Ch$9,406 million registered in the first half of 2013. As a percentage of sales, the Operating margin increased to 10.1% from 8.0%.

Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) obtained a loss of Ch$2,238 million, 190.2% lower than the profit obtained during 2013.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit obtained for this concept during the first half of 2014 reached Ch$2,404 million.

During 2014, financial expenses have decreased 4.9% to Ch$4,701 million compared to the Ch$4,944 million obtained in 2013.

As of June 30th, 2014, Net Financial Debt (excluding Cash and Cash Equivalent) amounted to Ch$270,094 million, representing an increase of Ch$44,266 million as compared to the Net Financial Debt as of June 30th, 2013.

Net Income and Earnings per Share (EPS)

Net income increased 106.2% reaching U$17,998 million in the first half of 2014. In the same period of 2013, the Net Income was Ch$8,728 million. As a resultant, on a basis of 747,005,982 weighted average shares, Concha y Toro’s earnings per share were Ch$24.1, a 106.2% higher that the earnings obtained in the first half of 2013.

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Balance Sheet

Assets

As of June 30th, 2014, Concha y Toro consolidated assets totaled Ch$905,971 million, representing an increase of 6.5% in comparison to June 30th, 2013, mainly due to a higher level of Inventories which include the harvest 2014.

Liabilities

As of June 30th, 2014, Net Financial Debt (excluding Cash and Cash Equivalent) amounted to Ch$270,094 million, representing an increase of Ch$44,266 million as compared to the Net Financial Debt as of June 30th, 2013.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 137 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,129 hectares of vineyards in Chile; 1,154 hectares in Argentina and 468 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,596 employees and is headquartered in Santiago, Chile (As of December 31st, 2013).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY	2Q2014	2Q2013	Change	6M 2014	6M 2013	Change
FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	142,856,660	110,244,935	29.6%	257,200,971	201,325,746	27.8%
Cost of sales	(90,481,862)	(73,975,295)	22.3%	(162,531,367)	(134,501,243)	20.8%

Gross Revenue	52,374,798	36,269,640	44.4%	94,669,604	66,824,503	41.7%

Other income by function	486,721	160,470	203.3%	625,749	355,017	76.3%
Distribution costs	(33,196,369)	(27,838,641)	19.2%	(58,380,313)	(48,830,157)	19.6%
Administrative expenses	(4,762,474)	(4,724,487)	0.8%	(10,342,692)	(8,588,160)	20.4%
Other expenses by function	(373,805)	(118,034)	216.7%	(508,363)	(288,842)	76.0%
Financial income	125,406	339,953	-63.1%	270,127	927,094	-70.9%
Financial expenses	(2,316,583)	(2,282,321)	1.5%	(4,700,708)	(4,944,191)	-4.9%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	378,025	102,354	269.3%	859,804	177,151	385.4%
Exchange differences	450,114	3,396,363	-86.7%	2,404,355	6,716,971	-64.2%
Income/expense by adjustment units	(648,780)	(211,445)	206.8%	(1,189,148)	(463,110)	156.8%

Income before tax	12,517,053	5,093,852	145.7%	23,708,415	11,886,276	99.5%
Income tax expense	(3,224,402)	(1,542,726)	109.0%	(5,545,731)	(2,931,055)	89.2%

Income	9,292,651	3,551,126	161.7%	18,162,684	8,955,221	102.8%

Income attributable to owners of the company	9,215,950	3,482,059	164.7%	17,998,396	8,728,352	106.2%
Income attributable to non-controling interests	76,701	69,067	11.1%	164,288	226,869	-27.6%
Operating Income plus Depreciation and Amortization	19,140,746	7,503,834	155.1%	35,038,834	17,250,020	103.1%
Gross Revenue	52,374,798	36,269,640	44.4%	94,669,604	66,824,503	41.7%
Distribution costs	(33,196,369)	(27,838,641)	19.2%	(58,380,313)	(48,830,157)	19.6%
Administrative expenses	(4,762,474)	(4,724,487)	0.8%	(10,342,692)	(8,588,160)	20.4%
Depreciation	4,472,602	3,573,755	25.2%	8,581,203	7,401,775	15.9%
Amortization	252,189	223,567	12.8%	511,032	442,059	15.6%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	June 30, 2014	June 30, 2013
Assets

Cash and cash equivalents	9,124,833	25,645,379
Inventories	271,999,462	258,600,111
Accounts receivable	146,404,840	116,978,755
Biological current assets	4,696,074	4,197,872
Other current assets	43,450,581	29,975,094
Total current assets	475,675,790	435,397,211

Property, plant & equipment, net	266,484,772	262,704,177
Biological fixed assets	69,696,044	65,909,220
Other fixed assets	17,868,523	15,392,093
Other assets non current	76,245,771	71,202,175
Total non current assets	430,295,110	415,207,665
Total Assets	905,970,900	850,604,876

Liabilities
Loans and other liabilities	64,366,082	87,906,699
Other current liabilities	156,709,023	138,373,236
Total current liabilities	221,075,105	226,279,935

Loans and other liabilities	214,852,759	163,566,585
Other non current liabilities	40,969,419	38,391,637
Total non current liabilities	255,822,178	201,958,222

Total Liabilities	476,897,283	428,238,157

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	354,239,705	325,914,433
Other reserves	-10,442,508	11,625,452
Net equity attributable to parent comp. shareholders	427,975,987	421,718,675
Minority Interest	1,097,630	648,044
Total Equity	429,073,617	422,366,719
Total Equity and Liabilities	905,970,900	850,604,876
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